

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Matthew Dyckman
Executive Vice President, General Counsel
Orrstown Financial Services, Inc.
77 East King Street, PO Box 250
Shippensburg, PA 17257

> **Re: Orrstown Financial Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2022**
> **File No. 333-268171**

Dear Matthew Dyckman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance